DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com
Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863
April 8, 2025

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:   Private Debt & Income Fund; File Nos. 333-286338 and 811-24020

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Private Debt & Income Fund (the “Fund”) hereby requests withdrawal of its Withdrawal Request dated April 4, 2025 with respect to the Fund’s registration statement on Form N-2 filed on April 2, 2025 (SEC Accession No. 0001580642-25-002083) (the “Registration Statement”) pursuant to Form AW WD. The Withdrawal Request was incorrectly filed on EDGAR as a Withdrawal Request for an Amendment (Form AW) instead of a Withdrawal Request for a Registration Statement (Form RW). The Fund has authorized DLA Piper LLP to make such request on its behalf. The Fund refiled the Withdrawal Request with respect to the Registration Statement on Form RW on April 7, 2025. The Fund confirms that no securities were sold pursuant to the Registration Statement.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP

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